EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Dollars in thousands)

	2007		2006
	(Unaudited)
Earnings:
Net Income	$428,955		$363,144
Add:
Provision for income taxes	227,668		169,122
Fixed charges	1,240,449		1,123,876
Less:
Capitalized interest	(27,672)		(36,715)
Earnings as adjusted (A)	$1,869,400		$1,619,427

Fixed and preferred stock dividends:
Preferred dividend requirements	$4,045		$4,108
Ratio of income before provision for income taxes to net income	153%		147%

Preferred dividend factor on pretax basis	6,189		6,039

Fixed Charges:
Interest expense	1,210,398		1,084,860
Capitalized interest	27,672		36,715
Interest factors of rents	2,379		2,301

Fixed charges as adjusted (B)	1,240,449		1,123,876

Fixed charges and preferred stock dividends (C)	$1,246,638		$1,129,915

Ratio of earnings to fixed charges (A) divided by (B)	1.51	x	1.44	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.50	x	1.43	x